Exhibit 99.1

Press release

Biophytis announces the signature of a master service agreement with Intsel Chimos, a pharmaceutical company that will operate Sarconeos (BIO101) in France for the treatment of severe forms of COVID-19

•	Biophytis and Intsel Chimos signed a master service agreement under which Intsel Chimos will be the operating pharmaceutical company/exploitant, partner and distributor in France for the drug Sarconeos (BIO101) developed by Biophytis in the context of the early access program application.
•	The application request for early access program, currently underway with the Haute Autorité de Santé (the French National Authority for Health, HAS), aims to allow treatment with Sarconeos (BIO101) for hospitalized patients with severe forms of COVID-19 as of the second half of 2023.

Paris (France), Cambridge (Massachusetts, USA), March 02, 2023, 8:00 a.m. CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a biotechnology company focused on the development of drugs to slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, announced today that it has signed a master service agreement with the pharmaceutical company Intsel Chimos, which will become its Pharmaceutical Operator/Exploitant in France for Sarconeos (BIO101) in the context of the early access program application, requested for the treatment of severe forms of COVID-19, if approved.

Stanislas Veillet, CEO of Biophytis, commented: “The signature of a master service agreement with Intsel Chimos, which will distribute Sarconeos (BIO101) in France as our Pharmaceutical Operator in the early access program in COVID-19, is a major event for Biophytis. The positive results of our Phase 2-3 COVA study in severe forms of COVID-19 open new development perspectives for the company. We are mobilizing all our resources so that Sarconeos (BIO101) can be used to treat hospitalized patients from the second half of 2023 in France, but also in other countries such as Brazil, where we have initiated an early access program. Biophytis is part of a very small group of biotechs that have succeeded in developing a treatment that has demonstrated its efficacy in the treatment of severe forms of Covid-19, and now needs to make it available as soon as possible in Europe, the United States and the rest of the world.”

Press release

Corinne Truffault, CEO of Intsel Chimos, said: “We are delighted and very proud to support Biophytis in this new adventure and to contribute to the treatment of these patients. Bringing a new drug to the French market in the framework of early access is always an important step towards the final objective of registering it, and the one proposed by Biophytis, a French start-up, will undoubtedly be brilliantly achieved thanks to our partnership and the close collaboration between our two companies.”

Early access in France is granted by the HAS after the recommendation of the National Agency for the Safety of Medicines and Health Products (ANSM) on the presumption of efficacy and safety. This is a system that allows the provision and early financial coverage, on an exceptional and derogatory basis, of certain medicinal products that meet an uncovered therapeutic need, that are likely to be innovative and that are not yet authorized in a therapeutic indication.

About Intsel Chimos

Intsel Chimos SAS is a pharmaceutical company operating since 1966 as a recognized partner of healthcare professionals and pharmaceutical companies wishing to market their medicines in France and Europe. Intsel Chimos is specialized in the importation, provision, and exploitation of innovative medicines to treat patients with rare and/or serious diseases. We cover all types of diseases and therapeutic areas. Intsel Chimos is based in Saint-Cloud, France.

About BIOPHYTIS

Biophytis SA is a clinical stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes in patients suffering from age-related diseases, including severe respiratory failure in patients with COVID-19. Sarconeos (BIO101), our lead drug candidate, is a small molecule, orally administered drug that is planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the US, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a two-part Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the US. A paediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne muscular dystrophy (DMD). The company is based in Paris, France and Cambridge, Massachusetts. The Company’s ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the American Depositary Shares (ADS) are listed on the Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “will”, “should”, “could”, “seeks”, “predicts”, “intends”, “trends”, “plans”, “estimates”, “anticipates” or the negative of these words or other comparable words. These forward-looking statements are based on assumptions that Biophytis believes are reasonable. However, there can be no assurance that the statements contained in these forward-looking statements will prove to be accurate, as they are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not presently known to Biophytis or that are not presently considered material by Biophytis. Therefore, important factors exist or will exist that could cause actual results to differ materially from those indicated in these statements. Please also refer to the “Risks and Uncertainties Facing the Company” section of the company’s 2022 interim financial report available on the BIOPHYTIS website (www.biophytis.com) and as set forth in the “Risk Factors” section of the company’s Form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Relations Contact

Philippe Rousseau CFO

Investors@biophytis.com

Media contact

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42